Via EDGAR

March 28, 2006

Himax Technologies, Inc.
Amendment No. 1 to Registration Statement on Form F-1
Re:	Filed on March 20, 2006

Tim Buchmiller

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Buchmiller:

On behalf of Himax Technologies, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated March 27, 2006, relating to the Company’s Amendment No. 1 to the registration statement on Form F-1 publicly filed with the Staff on March 20, 2006.

The Company has responded to all of the Staff’s comments by providing an explanation or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in italics and bold face for your ease of reference):

Securities and Exchange Commission	2	March 28, 2006

Underwriters, page 123

1.	We note your disclosure on page 124 regarding the interest expressed by Compal Electronics to purchase $20 million of ADSs in the offering. Please provide us with additional facts concerning this indication of interest, such as timing and manner in which it was made, as well as an analysis as to whether it was obtained consistent with Section 5 of the Securities Act.

Response

The Company supplementally advises the Staff that the Chief Executive Officer of Compal Electronics, Inc., a Taiwan corporation, approached the Company during the week of March 13, 2006, after the Company had publicly filed its Registration Statement on Form F-1 with the Securities and Exchange Commission and expressed an interest in participating in the Company’s initial public offering. All discussions took place in Taiwan. Based on the foregoing, the Company believes that this indication of interest was obtained consistent with Section 5 of the Securities Act.

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Securities and Exchange Commission	3	March 28, 2006

If you have any questions relating to the Company’s responses to the legal comments, you may reach any of the undersigned at (852) 2533-3300.

Sincerely yours,

Show-Mao Chen
John G. Crowley
James C. Lin
Jason H. Pan

cc:	Mr. Jordan Wu, Chief Executive Officer Mr. Max Chan, Chief Financial Officer Himax Technologies, Inc.

Mr. Daniel Wetstein Mr. Nathan McMurtray Morgan Stanley

Mr. Kenneth Bunce, filing review partner KPMG
Mr. Alfred Wei, audit engagement partner
KPMG Certified Public Accountants

Mr. Matthew Bersani
Shearman & Sterling LLP